UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                               FORM 12b-25
                       NOTIFICATION OF LATE FILING

                               (Check One):
__Form 10-K   __Form 20-F   __Form 11-K    X Form 10-Q  __Form N-SAR

     FOR PERIOD ENDED:   October 31, 1997

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________
PART I - REGISTRANT INFORMATION

RICH COAST INC.
Full Name of Registrant



Former Name if Applicable

10200 Ford Road
Address of Principal Executive Office (Street and Number)

Dearborn, MI 48126
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;and

[X]     (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]     (c)   The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     The registrant's executive officers have not been available to review and sign off on the Form 10-QSB.

PART IV - OTHER INFORMATION
           (1) Name and telephone number of person to contact in regard to this notification:
   Donna A. Key, Esq.          (303)               295-2300
        (Name)              (Area Code)       (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If
the answer is no, identify report(s).   [ X ] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?     [ X ] Yes  [ ] No    If so, attach an explanation of the
anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Registrant's net loss decreased by approximately 40% to $550,003 (est.) in the current six month period, compared to $1,392,282 in the same six month period for the prior year.


                             RICH COAST INC.
              (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 1997                      By:/s/ Robert W. Truxell
                                                Robert W. Truxell, Chairman

                               ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).